United States Securities and Exchange  Commission
Division of Corporation Finance
Washington, D.C. 20549-0404
Attn:  Tia Jenkins and Angela Halac

         Re:      Heritage Worldwide, Inc.
                  Form 10-KSB/A for Fiscal Year Ended June 30, 2005 Filed November 23, 2005 Form 10-QSB for Fiscal Year Ended September 30, 2005 Filed November 14, 2005 Form 10-QSB for Fiscal Year Ended December 31, 2005 Filed February 14, 2006 Form 10-QSB for Fiscal Year Ended March 31, 2006 Filed May 17, 2006 File No. 000-28277

Ladies and Gentlemen:

We are providing this response to your comment letter dated August 7, 2006. We apologize for this late response, but we did not receive the staff's August 7, 2006 letter until August 21, 2006 and we reviewed this letter with our accounting consultant upon his arrival at our headquarters in France during the week of August 28, 2006.


June 30, 2005 10-KSB

Financial Statements

Allowances for Uncollectible Accounts Receivable and Product Returns

1. Your disclosures concerning uncollectible accounts receivable and estimated product returns require clarification to indicate whether you are referencing the provision or allowance. Please revise the face of the balance sheet to clarify whether the balance of accounts receivable is presented net of the provision or allowance for uncollectible accounts and other items, revise the accounts receivable policy note to clarify whether the disclosed amount of $1.02 million represents the provision or the allowance for uncollectible accounts receivable, and revise the revenue recognition policy to clarify whether revenue is presented net of the provision or allowance for product returns. Please ensure that your policies reflect appropriate GAAP.

Answer: On the face of the balance sheet, we are referring to the allowance for bad debt and the allowance for product returns. We are revising the footnotes of the financial statements to reflect that we are presenting the accounts receivable net of such allowances and the revenues net of the provision for product returns, which reflect appropriate GAAP.

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2.            Since different factors enter into the estimation of allowances for product returns and uncollectible accounts receivable, please disclose the balances of these accounts separately on the face of the balance sheet or in a note to the financial statements.

Answer: We are revising the balance sheet to disclose separately the balances of the allowances for bad debt and for product returns.


Goodwill, page 30

3. It appears the company is amortizing the goodwill associated with the Spanish subsidiary acquired in 2002. If the amortization relates to an identifiable intangible asset that has a definite life, please revise the financial statements to separate this intangible from goodwill and detail the amortization method and useful life of the intangible asset in the notes to the financial statements.

Answer: We are not amortizing the goodwill associated with the Spanish subsidiary acquired in 2002. The only variations in goodwill result from changes in foreign currency exchange rates. The acquisition was initially made in Euro, and we are revaluing such goodwill quarterly to reflect the changes in currency. The goodwill associated with such transaction does not have a finite life and the Company is not amortizing the goodwill over a certain period. However, we periodically review this account for possible impairment.


Note 12 - Stock Options, page 41

4. It appears from your disclosure that as of June 30, 2005, none of the options issued are exercisable, yet the company is reporting approximately $247,625 in pro forma compensation expense on page 29 which should relate to compensation expense that would have been incurred under SFAS No. 123 for options that had vested as of June 30, 2005. Please clarify and revise your disclosure to detail the vesting terms of the 1,175,000 options.

Answer: We are clarifying and revising our disclosures to detail the vesting terms of the 1,175,000 options. The options vest 3 years after their respective grant date.


Item 8A.  Controls and Procedures, page 47

5. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website http://www.sec.gov/rules/final/33-8238.htm

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

Answer: We are revising our statement to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and financial officer concluded our disclosure controls and procedures are effective at that reasonable assurance level.


December 31, 2005 10-QSB

Note 6- Promissory Note, page 13

6. It is unclear where the provision of $1,316,000 for claims related to the promissory note have been recorded. Please clarify and revise.

Answer: The provision of $1,316,000 for claims related to amounts due to Medicor are recorded as accounts payable and accrued expenses. We are revising the footnote to clarify that such claims are included in such accounts in the accompanying balance sheet.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Stock Options, page 7

7. Please provide the required disclosures under SFAS 148 for all income statement periods presented in the financial statements.

Answer: We are revising our footnotes to reflect the required disclosures under SFAS 148 for all income statement periods presented in the financial statements, including the interim three-month period.

8. Please provide the minimum required disclosures for all income statement periods presented as required by SFAS 123(R), particularly paragraphs (A240),
(b2), (c), (d), (f), and (h).

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

Answer: The minimum disclosure required by SFAS 123 (R), paragraph (A240) (b2),
(c), (d), and (h) applies to each year that an income statement is presented. We believe that the intent of such requirement is not applicable for interim periods. We respectfully submit that we will provide such disclosure in our financial statements in its annual report on Form 10-KSB.

FAS 123 ( R), paragraph (f) specifies that the minimum required disclosure of paragraph (A240) (a-e) applies to equity or liability instruments issued under multiple share-based payment arrangements. We have only one share-based payment arrangement under our stock plan. Accordingly, we believe that we can aggregate our disclosure for all equity or liability instruments issued to employees, as presently set forth in our filings.

However, we are revising our footnotes to comply with FAS 123( R), paragraph (h) and we will provide, at the most recent balance sheet date, the total compensation cost related to non-vested awards not recognized and the weighted average period over which it is expected to be recognized.

We respectfully submit, that while there are a number of changes that would be required of our prior filings, none of these changes, in the aggregate, would consist of material changes to our financial statements and none would result in changes to our assets, liabilities, stockholders' equity, revenues, expenses, net income, earnings per share or elements of the statement of cash flows. We kindly request that we make such changes prospectively, effective with our financial statements as of and for the year ended June 30, 2006, which will be released shortly.

Please contact Mr. Marc-Andre Boisseau, our representative in the United States, at 561-495-5250 if you have any questions regarding these responses.

Sincerely,


Claude Couty
Chief Financial Officer

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